

Mail Stop 3030

June 1, 2009

Via U.S. Mail

Mr. Robert F. Friel
Chief Executive Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for fiscal year ended December 28, 2008**
> **Filed February 26, 2009**
> **File No. 1-05075**

Dear Mr. Friel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief